February 29, 2024

VIA EDGAR

Mr. Dave Edgar

Ms. Christine Dietz

Ms. Lauren Pierce

Mr. Matthew Crispino

Division of Corporate Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Lucas GC Limited (CIK No. 0001954694)

Registration Statement on Form F-1 (File No. 333-270107)

Registration Statement on Form 8-A (File No. 001-41658)

Withdrawal of Acceleration Request

Resubmission of Acceleration Request

Dear Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on February 28, 2024, in which we requested the acceleration of the effective date of the above-referenced Registration Statement on Form F-1 (the “F-1 Registration Statement”) and Registration Statement on Form 8-A (the “8-A Registration Statement”, together with the F-1 Registration Statement, the “Registration Statements”) for February 29, 2024 at 5:00 p.m. ET, or as soon as thereafter practicable in accordance with Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended.

Withdrawal of Acceleration Request

We are no longer requesting that such Registration Statements be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date.

Resubmission of Acceleration Request

Pursuant to Rule 461, Lucas GC Limited (the “Company”) hereby requests that the effectiveness of the F-1 Registration Statement be accelerated to, and that the F-1 Registration Statement become effective at 9:00 a.m. ET on March 4, 2024, or as soon as thereafter practicable.

The Company also requests that the 8-A Registration Statement, covering the ordinary shares of the Company, be declared effective concurrently with the F-1 Registration Statement.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, DLA Piper UK LLP.

The Company understands that the underwriters have joined in this request in a separate letter filed with the Securities and Exchange Commission today.

[Signature page follows]

Very truly yours,

Lucas GC Limited

By:	/s/ Howard Lee
Name:	Howard Lee
Title:	Chairman and Chief Executive Officer

[Signature Page — Withdrawal and Resubmission of Acceleration Request Letter — Company]